Exhibit 99.8

NICE Actimize Introduces Breakthrough AI-Powered Watch List Screening
Solution for Superior Risk Management

The advanced watch list filtering solution features real-time screening for parties and payments that leverage AI and biometrics to match and screen for global sanctions

Hoboken, NJ, February 11, 2021 – Financial services organizations are increasingly challenged to efficiently screen parties and payments against required sanctions lists. With these requirements in mind, NICE Actimize, a NICE (Nasdaq: NICE) business, announces the launch of WL-X, its breakthrough, next-generation Watch List (WL) screening solution leveraging the power of artificial intelligence for superior data management, advanced screening capabilities and frictionless customer onboarding.

NICE Actimize’s WL-X features real-time and on-demand screening for parties and payments that leverages AI and biometrics to match and screen against global sanctions, politically-exposed persons (PEPs), adverse media and other lists. The solution also orchestrates and aggregates list data from premium and public sources with internal lists providing full auditability to ensure accurate screening.

Serving as the foundation for data-driven, advanced screening processes, NICE Actimize’s WL-X solution expedites customer onboarding while reducing friction.The advanced solution also offers best-in-class detection featuring advanced facial biometrics, intelligent payment parsing in compliance with ISO20022, and the industry’s most advanced culture/name matching technology.

“Sanctions screening is a critical function across AML operations, but it still relies on traditional technology and workflows,” said Neil Katkov, PhD, Head of Risk, at research and advisory firm Celent. “It makes sense to apply the next-generation technologies that are already transforming investigation and other areas of AML to these legacy-burdened processes.”

“NICE Actimize’s innovative screening technology supports financial services organizations looking to boost accuracy and efficiency while complying with global regulations,” said Craig Costigan, CEO, NICE Actimize. “A cost-effective anti-money laundering compliance program includes advanced screening capabilities to reduce regulatory risk, generate high quality matches with lower false positives while speeding operational efficiency. And with NICE Actimize WL-X technology, organizations get all of these benefits.”

Additional features of the next generation NICE Actimize WL-X solution include:

•	Real-time and batch screening capabilities which adhere to regulatory obligations for new and current customers, their counterparties and payments.
•	Seamless access to aggregated, normalized and verified data from multiple lists sourced from a comprehensive selection of premium and public data sources.
•	The use of advanced fuzzy matching technologies plus facial biometrics for precise matching capabilities.
•	Machine-learning driven model optimization to adapt and ensure low false positives.
•	Full controls across the AML value chain from onboarding to ongoing monitoring and any ad-hoc checks along the way.

NICE Actimize Autonomous Anti-Money Laundering Suite
NICE Actimize’s Autonomous AML modernizes AML programs through a unique combination of AI, machine learning, domain expertise, Intelligent Automation and visual storytelling to better combat money-laundering and terrorist financing. It keeps programs up-to-date with regulatory compliance while creating a single integrated view of the customer. In addition to the new WLF-X solution, the suite includes solutions for Suspicious Activity Monitoring, Customer Due Diligence/KYC, Suspicious Transaction Activity Reporting (STAR), Currency Transaction Reporting (CTR) and X-Sight ActimizeWatch, a secure cloud-based managed analytics service that delivers laser-sharp financial crime detection by actively monitoring analytics performance.

For more information, please visit our web site here.

To join NICE Actimize’s webinar, “Transforming Sanctions Screening: A Discussion with Celent,” please register here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.